Exhibit 99.4

MINISO Announces HKD2 Billion Share Repurchase Program

GUANGZHOU, China, Aug 30, 2024 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) ("MINISO", "MINISO Group" or the "Company", together with its subsidiaries, the “Group”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that, the board of directors of the Company (the "Board") authorized and approved a new share repurchase program on August 30, 2024 (the "2024 Share Repurchase Program"), under which the Company may repurchase up to HKD2 billion in value of its outstanding ordinary shares and/or American depositary shares representing its ordinary shares (collectively, the "Shares") over a period of 12 months starting from the approval date. The Company expects to fund the repurchases under the 2024 Share Repurchase Program from surplus cash on its balance sheet.

The Board has full confidence in the Company’s business outlook and prospects, and believes that the current share price of the Company has been below its intrinsic value. By implementing the 2024 Share Repurchase Program, the Company aims to promote the interests of its shareholders (“Shareholders”), balance the Group’s fast growth and its commitment to bringing stable and foreseeable return to Shareholders.

The Company's proposed repurchases under the 2024 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The Company shall conduct the repurchases by exercising its powers under the repurchase mandate granted or to be granted to the Board pursuant to the resolutions of the Shareholders passed at the annual general meeting of the Company each year to repurchase the Shares not exceeding 10% of the total number of the issued Shares (excluding any treasury Shares) as at the date of such annual general meeting (the "Share Repurchase Mandate"), with each mandate to expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of the association of the Company or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

During the period from August 30, 2024 to the date of holding the upcoming annual general meeting of the Company in 2025, the Company will conduct the repurchases under the Share Repurchase Mandate granted by the Shareholders on June 20, 2024, and for the remaining period under the 2024 Share Repurchase Program, the Company will conduct the repurchases under the Share Repurchase Mandate to be granted by the Shareholders at the upcoming annual general meeting of the Company, subject to the approval of the Shareholders and the general mandate conditions as specified above. It is the intention of the Board to implement the 2024 Share Repurchase Program during the 12-month period only in such a way and only to such an extent that would not cause a mandatory general offer obligation to arise under Rule 26 of the Codes on Takeovers and Mergers and Share Buy-backs.

The Company will conduct the share repurchase in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Pursuant to Rule 10.06(2)(e) of the Listing Rules, an issuer shall not purchase its shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of one month immediately preceding the earlier of (i) the date of the board meeting for the approval of the issuer's results for any year, half-year, quarterly or any other interim period; and (ii) the deadline for the issuer to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement, the issuer shall not purchase its shares on the Stock Exchange, unless the circumstances are exceptional.

The Company will conduct the proposed share repurchases in compliance with the memorandum and articles of association of the Company, the Listing Rules, the Codes on Takeovers and Mergers and Share Buy-backs, the Companies Law of the Cayman Islands and all applicable laws and regulations to which the Company is subject to.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

The Board believes that the current financial resources of the Company would enable it to implement the share repurchases without causing any material impact on its working capital.

The Board will review the 2024 Share Repurchase Program periodically, and may authorize adjustment of its terms and size.

Shareholders and potential investors should note that any repurchase may be done subject to market conditions and at the Board's absolute discretion. There is no assurance of the timing, quantity or price of any repurchase. Shareholders and potential investors should therefore exercise caution when dealing in the Shares.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "aim", "estimate", "intend", "plan", "believe", "is/are likely to", "potential", "continue" or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO's mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO's products; expectations regarding MINISO's relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO's business and the industry. Further information regarding these and other risks is included in MINISO's filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039